================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, StateD.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2006

                         Commission File Number 0-26046


                          China Natural Resources, Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                     Room 2105, West Tower, Shun Tak Centre,
                  200 Connaught Road C., Sheung Wan, Hong Kong
                  --------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X].

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

================================================================================

OTHER INFORMATION

         On June 19, 2006, China Natural Resources, Inc. issued a press release announcing its results of operations for the year ended December 31, 2005. A copy of the press release is included as an exhibit to this report on Form 6-K.

         The Company is also including with this Report (a) audited consolidated financial statements of Feishang Mining Holdings Limited for the year ended December 31, 2005 and (b) unaudited pro-forma consolidated financial information, giving effect to the Company's February 3, 2006 acquisition of Feishang Mining Holdings Limited.


FINANCIAL STATEMENTS

         (a) Financial statements of Feishang Mining Holdings Limited:

               Audited consolidated financial statements of Feishang Mining Holdings Limited for the years ended December 31, 2004 and 2005 are included with this report on Form 6-K.

         (b) Proforma financial information:

               Unaudited consolidated proforma financial information, giving effect to the Company's February 3, 2006 acquisition of Feishang Mining Holdings Limited is included with report on Form 6-K.


EXHIBITS

        Exhibit No.         Description
        -----------         ---------------------------------------------------
          99.1              Press Release dated June 19, 2006

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


                                          CHINA NATURAL RESOURCES, INC.



Date:  June 19, 2006                      By: /s/ Li Feilie
                                              ----------------------------------
                                              Li Feilie, Chief Executive Officer

                        FEISHANG MINING HOLDINGS LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                        FEISHANG MINING HOLDINGS LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005


                                                                       Pages


Report of independent registered public accounting firm                 F-1

Consolidated statements of operations                                   F-2

Consolidated balance sheet                                              F-3

Consolidated statements of shareholder's equity                         F-4

Consolidated statements of cash flows                                F-5 - F-6

Notes to consolidated financial statements                          F-7 - F-19

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Feishang Mining Holdings Limited


We have audited the accompanying consolidated balance sheet of Feishang Mining Holdings Limited and subsidiary as of December 31, 2005, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Feishang Mining Holdings Limited and subsidiary at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.






GHP Horwath, P.C.
Denver, Colorado

May 19, 2006

                        FEISHANG MINING HOLDINGS LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                             (AMOUNTS IN THOUSANDS)



                                                   Year ended December 31,
                                             ----------------------------------
                                     Notes      2004        2005          2005
                                                RMB         RMB           US$
                                             --------     --------     --------

NET SALES                                      77,939       98,962       12,263

COST OF SALES                                 (31,518)     (38,402)      (4,759)
                                             --------     --------     --------

GROSS PROFIT                                   46,421       60,560        7,504

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES                     (4,597)      (9,172)      (1,136)
                                             --------     --------     --------

INCOME FROM OPERATIONS                         41,824       51,388        6,368

INTEREST INCOME                                   162        1,216          151

OTHER INCOME (EXPENSE), NET           4             6         (223)         (28)
                                             --------     --------     --------

INCOME FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES               41,992       52,381        6,491

INCOME TAXES                          5            --       (8,335)      (1,033)
                                             --------     --------     --------

INCOME FROM CONTINUING
   OPERATIONS                                  41,992       44,046        5,458

DISCONTINUED OPERATIONS
  Income from discontinued
     bleaching earth segment          3            12           --           --
                                             --------     --------     --------

NET INCOME                                     42,004       44,046        5,458
                                             --------     --------     --------



The accompanying notes are an integral part of these financial statements.

                        FEISHANG MINING HOLDINGS LIMITED

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                    Notes           RMB              US$
                                                                --------         --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                         41,202            5,105
Trade receivables, net of allowance of RMB165                      4,622              573
Bills receivable                                                     450               56
Other receivables, deposits and prepayments                          422               52
Amount due from a related company                    9            20,503            2,541
Inventories                                          6             3,788              469
                                                                --------         --------

TOTAL CURRENT ASSETS                                              70,987            8,796

PROPERTY AND EQUIPMENT, NET                          7            33,656            4,171
                                                                --------         --------

TOTAL ASSETS                                                     104,643           12,967
                                                                ========         ========


LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES
Accounts payable                                                     934              116
Other payables                                       8            18,881            2,340
Advances from customers                                            1,174              145
Accrued liabilities                                                1,319              164
Amount due to a director                             9            23,644            2,930
Amount due to a related company                      9             6,476              802
Dividends payable                                                      5                1
Taxes payable                                                      2,545              315
                                                                --------         --------

TOTAL LIABILITIES - ALL CURRENT                                   54,978            6,813
                                                                --------         --------

SHAREHOLDER'S EQUITY
Share capital
  Authorized - 50,000 shares US$1 par value
  Issued - 1 share                                  13                --               --
Reserves                                                           3,912              484
Other comprehensive income                                           240               30
Retained earnings                                                 45,513            5,640
                                                                --------         --------


TOTAL SHAREHOLDER'S EQUITY                                        49,665            6,154
                                                                --------         --------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                       104,643           12,967
                                                                --------         --------

The accompanying notes are an integral part of these financial statements.

                        FEISHANG MINING HOLDINGS LIMITED

                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                             (AMOUNTS IN THOUSANDS)

                                                                  Retained  comprehensive
                                    Share     Share                             Other
                                    capital  capital   Reserves    earnings     income      Total
                                    Shares     RMB       RMB         RMB         RMB         RMB
                                   -------   -------   -------    --------    --------    --------
Balances at January 1, 2004             --        --        --       7,380          --       7,380

Issue of share                           1        --        --          --          --          --

Net income for the year                 --        --        --      42,004          --      42,004
                                   -------   -------   -------    --------    --------    --------

Balances at December 31, 2004            1        --        --      49,384          --      49,384

Transfer to reserves                    --        --     3,912      (3,912)         --          --

Dividends declared                      --        --        --     (44,005)         --     (44,005)

Net income for the year                 --        --        --      44,046          --      44,046

Currency translation adjustments        --        --        --          --         240         240
                                                                                           _______
Comprehensive income                    --        --        --          --          --      44,286
                                   -------   -------   -------    --------    --------    --------
Balances at December 31, 2005        00001        --     3,912      45,513         240      49,665
                                   =======   =======   =======    ========    ========    ========











   The accompanying notes are an integral part of these financial statements.

                        FEISHANG MINING HOLDINGS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                             (AMOUNTS IN THOUSANDS)

                                                               Year ended December 31,
                                                        ----------------------------------
                                                          2004         2005          2005
                                                          RMB          RMB           US$
                                                        --------    ---------     --------
OPERATING ACTIVITIES
Net income                                                42,004       44,046        5,458
Adjustments to reconcile net income
    to net cash provided by operating activities:
       Depreciation                                        1,715        2,414          299
       Amortization of mining rights                         312          370           46
       Loss on disposal of property and equipment            255           92           11
       Interest accrued on loan to related company            --         (503)         (63)

Changes in operating assets and liabilities:
    Trade receivables                                      2,705       (3,910)        (485)
    Bills receivable                                        (697)         597           74
    Inventories                                              767         (270)         (33)
    Other receivables, deposits and prepayments              426           (3)          --
    Accounts payable                                        (472)        (416)         (52)
    Other payables                                           724        3,302          409
    Advances from customers                               (5,911)      (1,026)        (127)
    Accrued liabilities                                      131         (187)         (23)
    Taxes payable                                            902          395           49
    Discontinued operations *                                886           --           --
                                                        --------    ---------     --------

Net cash provided by operating activities                 43,747       44,901        5,563
                                                        --------    ---------     --------

INVESTING ACTIVITIES
    Advances to related companies                        (33,069)     (83,140)     (10,303)
    Repayment from related companies                          --       50,623        6,273
    Advances from a director                                 431       11,213        1,389
    Purchases of property and equipment                   (1,981)      (2,304)        (285)
    Proceeds from disposal of property and equipment          --           22            3
                                                        --------    ---------     --------

Net cash used in investing activities                    (34,619)     (23,586)      (2,923)
                                                        --------    ---------     --------

FINANCING ACTIVITIES
    Proceeds from bank loan                                   --       10,000        1,239
    Repayment of bank loan                                    --      (10,000)      (1,239)
                                                        --------    ---------     --------

Net cash used in financing activities                         --           --           --
                                                        --------    ---------     --------


                                   (Continued)

                        FEISHANG MINING HOLDINGS LIMITED

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                             (AMOUNTS IN THOUSANDS)

                                                              Year ended December 31,
                                                        ----------------------------------
                                                           2004          2005       2005
                                                           RMB           RMB         US$
                                                        --------      --------    --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                  9,128        21,315       2,640

EFFECT OF EXCHANGE RATES ON CASH                              --           240          30

CASH AND CASH EQUIVALENTS, BEGINNING                      10,519        19,647       2,435
                                                        --------      --------    --------

CASH AND CASH EQUIVALENTS, ENDING                         19,647        41,202       5,105
                                                        ========      ========    ========


Supplemental disclosure of cash flow information:
Cash paid for income taxes                                    --         7,145         885
                                                        ========      ========    ========

Supplemental disclosure of non-cash investing and financing activities:

Transfer of interest in WFM                                   --        12,000       1,487
                                                        ========      ========    ========

Dividends declared                                            --        44,005       5,453
                                                        ========      ========    ========

  Offset dividends against amount due from a
     former shareholder and amounts due from
     related companies                                        --        44,000       1,115
                                                        ========      ========    ========

  Offset amount due to a former shareholder against
     amount due from a related company                        --        25,183       3,121
                                                        ========      ========    ========

Amount due from related company for sale of assets
    of discontinued operations                             8,050            --          --
                                                        ========      ========    ========

  Offset other receivables against amount due to a
     related company                                         (68)           --          --
                                                        ========      ========    ========

------------
* Cash flows from investing and financing activities of discontinued operations were not significant in 2004.



The accompanying notes are an integral part of these financial statements.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


1.       ORGANIZATION, PRINCIPAL ACTIVITIES AND INTERIM FINANCIAL STATEMENTS

          Feishang Mining Holdings Limited ("FMH" or the "Company") is a British Virgin Islands company which was incorporated on September 3, 2004. The Company beneficially owns 100% Wuhu Feishang Mining Development Co. Ltd. ("WFM") (the Company and WFM, collectively, the "Group").

         WFM was established as a Sino-foreign joint venture company in the PRC with the venturers being Wuhu Feishang Enterprise Development Limited ("WFE") ("50%") and FIH ("50%") on June 21, 2002 with a tenure of 20 years from the date of the business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of WFM is RMB12,000 (US$1,487), of which RMB6,000 (US$743) was each contributed by WFE and FIH. WFM commenced operations in May 2003 upon its acquisition of Anhui Fanchang Zinc and Iron Mine
         ("Anhui"), a PRC state-owned entity.

         In April 2005, WFE and FIH transferred their interests in WFM to the Company at cost (RMB12,000). WFE, FIH and FMH are all controlled by the same individual, Mr. Li Feilie. The Company has recorded the transfer of WFE's and FIH's interests in WFM at historical net book value and has accounted for the transfer as a transfer of assets between entities under common control in a manner similar to the pooling of interests; accordingly, all prior period consolidated financial statements of the Company have been restated to include the results of operations, financial position, and cash flows of WFM.

         The Company's operations are conducted through WFM, a mining enterprise principally engaged in the mining of zinc, iron and other minerals for distribution in the People's Republic of China ("PRC"). WFM owns the mining rights to two mines: Yang-chong Mine contains iron and zinc minerals and Zao-yun Mine contains mainly iron minerals. The cash flows and profitability of WFM's current operations are significantly affected by the market price of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond WFM's control.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) Accounting principles and principles of consolidation
             -----------------------------------------------------

             The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), and include the accounts of the Company and its subsidiary. Significant intercompany accounts and transactions have been eliminated on consolidation.

         (b) Use of estimates
             ----------------

             The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (c) Cash and cash equivalents
             -------------------------

             The Company considers all highly liquid investments and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents.

         (d) Inventories
             -----------

             Inventories are stated at the lower of average cost or net realizable value. For products, the Company determines net realizable value by estimating value based on current metals prices, less cost to convert stockpiled and in-process inventories to finished products. Major types of inventories include:

             Raw materials consists of raw ore extracted and auxiliary material
             - costs are limited to those directly related to mining

             Work in progress consists of semi-finished iron and zinc ore - valued at the cost of production through the point at which inventory has been processed

             Finished goods - valued at the lower of full cost of production or net realizable value based on current metal prices

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e) Property and equipment
             ----------------------

             Property and equipment are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.

             Depreciation is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life.

             In April 2004, the FASB issued FASB Staff Position ("FSP") FAS 141-1 and FAS 142-1 "Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and Emerging Issues Task Force ("EITF") Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". This FSP amends SFAS Nos. 141 and 142 and requires mineral rights to be accounted for as tangible assets based on the consensus reached in EITF 04-2.

             The Company has determined that its mining rights are mineral rights, and accordingly they are classified as property and equipment.

             Mining rights are stated at cost less accumulated amortization and any impairment losses. The mining rights are amortized based on actual units of production over the estimated reserves of the mines, not to exceed 20 years. The weighted average remaining amortization period for these reserves is 17 years as of December 31, 2005. The Company's rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past, without incurring substantial costs, and therefore, believes that assigned lives are appropriate.

             Estimated useful lives are as follows:

             Buildings and mine development                       15 - 35 years
             Machinery and equipment                               6 - 15 years
             Motor vehicles                                             8 years
             Mining rights                                             17 years

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e) Property and equipment (continued)
             ----------------------------------

             Management assesses the carrying values of its long-lived assets for impairment when circumstances warrant such a review. Generally, long-lived assets are considered impaired if the estimated fair value is less than the assets' carrying values. If an impairment is indicated, the loss is measured based on the amounts by which the carrying values of the assets exceed their fair values.

         (f) Revenue recognition
             -------------------

             Revenue from product sales is recognized when title passes to the customer in accordance with the sales agreement, generally upon product acceptance by the customer.

             Freight and handling costs paid to third party carriers are recorded as cost of sales.

         (g) Income taxes
             ------------

             Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

         (h) Foreign currency translation
             ----------------------------

             The functional currency of all the operations of the Company is the Renminbi ("RMB"), the national currency of the PRC.

             Transactions denominated in currencies other than the RMB are translated into RMBs at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into RMBs at the rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations.

             The financial statements are stated in RMB. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by the People's Bank of China on December 31, 2005 of US$1.00 = RMB8.07. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2005 or at any other date.

         (i) Interest income

             Interest on bank balances is recorded when earned.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (j) Recently issued accounting pronouncements
             -----------------------------------------

             In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (R) "Share Based Payment" which addresses the accounting for share-based payment transactions. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair values. SFAS No. 123 (R) will be effective for public companies that file as small business issuers as of the first interim period in fiscal years that begin after December 15, 2005. The Company is evaluating the provisions of SFAS No. 123 (R). Depending upon the numbers and terms of options that may be granted in future periods, the implementation of this standard could have a material impact on the Company's financial position and results of operations.

             In March 2005, the Emerging Issues Task Force ("EITF") issued EITF 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry". EITF 04-6 requires that stripping costs incurred during the production phase of a mine should be included in the cost of inventory produced during the period the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with initial adoption being accounted for in a manner similar to a cumulative-effect adjustment. Management is assessing the impact that the adoption of EITF 04-6 will have on its financial statements.

         (k) Reclassifications
             -----------------

             Certain 2004 balances have been reclassified to conform to the current presentation.

3.       DISCONTINUED OPERATIONS

         Pursuant to a January 1, 2004 agreement, WFM disposed of its interest in the mining of activated bleaching earth operations to a related party, Wuhu Feishang Non-Metal Material Co. Ltd. ("WFNM"), for total consideration of RMB8,050 (US$998), which was paid in November 2005. Inventories of the bleaching earth segment with a carrying value of RMB796 (US$99) were not sold to WFNM and were sold by WFM to unrelated third parties in 2004. The sale price of the bleaching earth segment equaled its carrying value and accordingly there was no gain or loss on the sale. As a result of the disposition, WFM has ceased its activated bleaching earth operations. The results of the activated bleaching earth segment have been retroactively restated as discontinued operations. Revenues from the discontinued activated bleaching earth segment were RMB808 (US$100) and nil, respectively, for the years ended December 31, 2004 and 2005. Income before income taxes from the discontinued activated bleaching earth segment was RMB12 (US$1) and nil, respectively, for the years ended December 31, 2004 and 2005. Cash flows from discontinued operations of RMB886 (US$110) are from operating activities. There were no cash flows from discontinued operations from investing or financing activities.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


4.       OTHER INCOME(EXPENSE), NET

         Other income (expense), net represents:


                                                      Years ended December 31,
                                                    ---------------------------
                                                     2004       2005       2005
                                                     RMB        RMB         US$
                                                    -----      -----      -----
         Loss on disposal of property & equipment       -        (92)       (11)
         Other                                          6       (131)       (17)
                                                    -----      -----      -----

                                                        6       (223)       (28)
                                                    =====      =====      =====
5.       INCOME TAXES

         Pre-tax income for the years ended December 31, 2004 and 2005 was taxable in the PRC.

         The reconciliation of income taxes/(tax benefit) computed at the PRC federal statutory tax rate applicable to foreign investment enterprises operating in Anhui Province in the PRC, to income tax expense is as follows:

                                                  Year ended September 30,
                                           ------------------------------------
                                              2004          2005         2005
                                              RMB           RMB           US$
                                           --------      --------      --------
        PRC Federal statutory tax rate           30%           30%           30%

        Computed expected income tax
           expense                          (12,598)      (15,714)       (1,947)
        Non-deductible expenses                  --          (956)         (119)
        Preferential tax treatment           12,598         8,335         1,033
                                           --------      --------      --------

        Income tax expense, all current          --        (8,335)       (1,033)
                                           ========      ========      ========

         WFM is governed by the Income Tax Laws of the PRC. Being a Sino-foreign joint venture, the Company is exempt from income taxes for a period of two years commencing from its first profitable year (2003) and is entitled to a preferential income tax rate of 15% for three consecutive years commencing from its third profitable year (2005). Beginning in 2007, income will be taxed at the full rate of 30%.

         Under the current laws of the BVI, dividends and capital gains arising from the Company's investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


6.       INVENTORIES

         At December 31, 2005, inventories consisted of:

                                                                              RMB               US$
                                                                          --------         --------
         Raw materials                                                       2,425              301
         Work in progress                                                      392               48
         Finished goods                                                        971              120
                                                                          --------         --------

                                                                             3,788              469
                                                                          ========         ========

7.       PROPERTY AND EQUIPMENT

         At December 31, 2005, property and equipment consisted of:

                                                                              RMB               US$
                                                                          --------         --------
         At cost:
            Buildings and mine development                                  24,009            2,975
            Machinery and equipment                                          4,860              602
            Motor vehicles                                                   1,473              182
            Mining rights                                                    9,229            1,144
                                                                          --------         --------

                                                                            39,571            4,903

         Accumulated depreciation and depletion                             (5,915)            (732)
                                                                          --------         --------

                                                                            33,656            4,171
                                                                          ========         ========


         At December 31, 2005, accumulated depreciation and depletion included accumulated depletion of mining rights of RMB889.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


8.       OTHER PAYABLES

         At December 31, 2005, other payables consisted of:

                                                          RMB              US$
                                                       --------         --------
         Fanchang County Economic Development
           Department (a)                                 2,257              280
         Natural resources fee (b)                        4,508              560
         Staff compensation fund (c)                      4,110              509
         Provision for production maintenance (d)         4,274              530
         Safety management fee (e)                        1,788              221
         Provision for staff bonus and welfare (f)          947              117
         Other                                              997              123
                                                       --------         --------

                                                         18,881            2,340
                                                       ========         ========

            (a) This balance represents a liability assumed by WFM upon its May 2003 acquisition of its mining business from Anhui. The liability is for financing the working capital of Anhui.

            (b) Natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales. WFM has no asset retirement obligations in connection with its mining operations.

            (c) The staff compensation fund represents a PRC government required contribution to a fund established to compensate employees for the loss of their state-sponsored pension and post employment benefits upon the acquisition of Anhui by WFM in May 2003. The fund will be distributed to employees at the termination of their employment with WFM. WFM is not required to make any additional contributions to the fund.

            (d) The provision for production maintenance represents a PRC government required contribution for future mine maintenance and production. It is calculated based on tons of ore extracted.

            (e) The safety management fee represents a PRC required contribution for accident prevention programs and accident related costs. The safety management fee is calculated as a percentage of sales.

            (f) The provision for staff bonus and welfare represents a PRC government required contribution and is calculated as a percentage of PRC net income.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


9.       RELATED PARTY BALANCES AND TRANSACTIONS


         At December 31, 2005, amounts due from related companies and to and from a shareholder comprise:

                                                                                              RMB              US$
         Due from a related company
            Anhui Xinke New Materials Co. Ltd. ("Xinke")  (a)                                20,503            2,541
                                                                                           ========         ========

         Due to a related company:
            Wuhu Feishang Non-Metal Material
               Co. Ltd. ("WFNM")  (b)                                                         6,476              802
                                                                                           ========         ========

         Due to a director
            Mr. Li Feilie  (c)                                                               23,644            2,930
                                                                                           ========         ========

         The transactions with related companies are summarized as follows:

                                                                                      Year ended December 31,
                                                                           -----------------------------------------
                                                                               2004           2005            2005
                                                                               RMB            RMB              US$
         Sales of finished goods to WFNM                                        428              --               --
         Sales of finished goods to Pingxiang Iron and Steel
             Co. Ltd. ("Pingxiang")                                              57              --               --
         Purchases of raw materials from WFNM                                    82              --               --
         Sale of property and equipment to WFNM                               8,050              --               --
         Expenses paid on behalf of WFNM                                      2,670           1,809              224
         Interest income earned from Xinke                                        -             503               63
         Interest income received from Xinke                                                    447               55

         (a) On February 23, 2005, the Company advanced RMB20,000 to Xinke. The balance increased to RMB20,503 at December 31, 2005 due to the accrual of interest income.

         (b) At December 31, 2004, WFNM owed WFM RMB11,122, and through November 30, 2005, WFM made additional advances of RMB8,140 (including expenses paid on behalf of WFNM of RMB1,810) to WFNM and WFNM paid expenses of RMB623 on behalf of WFM. Also at December 31, 2004, WFM owed WFE RMB25,115. WFNM's obligation to WFM was assumed by WFE. On November 30, 2005, WFM and WFE agreed to offset RMB25,182, resulting in WFM, owing WFNM RMB6,476 at December 31, 2005. These advances are interest free, unsecured and are due on demand.

         (c) The amount due to a director represents advances made by Mr. Li Feilie to the Company and expenses he paid on behalf of the Company of RMB431 and RMB11,213 in 2004 and 2005, respectively.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


9.       RELATED PARTY BALANCES AND TRANSACTIONS (continued)

         (d) At December 31, 2004, Wuhu Hengxin Copper Co. Ltd. ("Hengxin") owed WFM RMB30,000 and an additional RMB20,000 was advanced in 2005. All advances were fully repaid in 2005.

         (e) At December 31, 2004 WFE owed WFM RMB9,000. On February 4, 2005, the Company advanced RMB25,000 to Pingxiang and on November 29, 2005, the Company advanced RMB10,000 to Anhui Wuhu Port Storage Transportation Co., Ltd. ("Port"). On February 28, 2005, the board of directors of WFM declared dividends of RMB44,005. On October 31, 2005 and November 30, 2005, the advances of RMB44,000 were offset against dividends payable to Mr. Li Feilie.

         The above transactions with related parties can be summarized as follows:

                                  WFNM        WFED        Hengxin      Li Felie    Pingxiang      Port      Xinke
                                  RMB         RMB           RMB          RMB          RMB         RMB        RMB
                                -------      -------      -------     --------     --------    --------    --------
Due from at January 1, 2005      11,122        9,000       30,000           --           --          --          --

Due to at January 1, 2005            --      (25,115)          --      (12,431)          --          --          --

Advanced to (from) in 2005        6,331           --       20,000      (11,213)      25,000      10,000      20,000

Expenses paid on behalf
     of WFNM                      1,809           --           --           --           --          --          --

Expenses paid on behalf
     of WFM                        (556)         (67)          --           --           --          --          --

Interest accrued                     --           --           --           --           --          --         503

Repaid                               --           --      (50,000)          --           --          --          --

Offset                          (25,182)      25,182           --           --           --          --          --

Offset against dividends             --       (9,000)          --           --      (25,000)    (10,000)         --
                                -------      -------      -------     --------     --------    --------    --------
Due (to) from at
     December 31, 2005           (6,476)          --           --      (23,644)          --          --      20,503
                                =======      =======      =======     ========     ========    ========    ========

         Xinke, WFNM, Pingxiang Port and Hengxin are controlled by Mr. Li Feilie who is also a director and beneficial shareholder of the Company.

         The balance with Xinke is unsecured, bears interest at 5.22% per annum and was repaid in March 2006 by offset against dividends payable to Mr. Li Felie. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


10.      BANK LOAN

         In December 2005, the Company entered into a bank loan agreement with a PRC bank. RMB10,000 was borrowed under the agreement bearing interest at 5.7% per annum. The loan was repaid in full as of December 31, 2005.

11.      CONCENTRATION OF RISK

         Concentration of credit risk:

         Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash deposits, trade receivables and bills receivable.

         (i)   Cash and cash deposits

               The Group maintains its cash and cash deposits primarily with various PRC State-owned banks. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

         (ii)  Trade receivables

               The Group sells zinc and iron products to companies in the PRC. Management considers that the Group's current customers are generally creditworthy and credit is extended based on an evaluation of the customers' financial conditions and, therefore, generally collateral is not required. The Company maintains reserves for potential credit losses based on its loss history and aging analysis. Such losses have been within management's expectations. At December 31, 2005, the largest five customers accounted for 99% trade receivables. During the year ended December 31, 2004, three customers accounted 47%, 24% and 10%, respectively, of the Company's sales. During the year ended December 31, 2005, three customers accounted 65%, 12% and 8%, respectively, of the Company's sales.

         (iii) Bills receivable

               Bills receivable represent letters of credit obtained by the customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2005, bills receivable amounted to RMB450 and their collectability was guaranteed by banks. The bills receivable have normal terms of maturity of six months.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


12.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments:

         (i)   Cash and cash equivalents

               The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents approximate their fair value.

        (ii) Trade receivables, bills receivable, other receivables, accounts payable and other payables

               The carrying amounts reported in the consolidated balance sheet for trade receivables, bills receivable, other receivables, accounts payable and other payables approximate their fair values due to their short maturities.

         (iii) Amounts due from/to related parties

               The fair values of amounts due from/to the related parties cannot be determined due to the related party nature of those balances.

13.      REGISTERED CAPITAL, RESERVES AND DISTRIBUTION OF PROFITS

         The authorized capital of FMH is US$50,000 divided into 50,000 shares of US$1 each, of which 1 share was issued and fully paid.

         In accordance with the relevant PRC regulations and the Articles of Association of WFM (the "Articles of Association"), appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually.

         On February 28, 2005, the Board of Directors approved appropriations of RMB1,956 and RMB1,956 to the general reserve and the enterprise expansion reserve, respectively. The Board of Directors also declared dividends of RMB44,005.

         On January 27, 2006, the Board of Directors approved appropriations of RMB1,709 and RMB1,709 to the general reserve and the enterprise expansive reserve, respectively. The Board of Directors also declared dividends of RMB38,462.

                        FEISHANG MINING HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


14.      FOREIGN CURRENCY EXCHANGE

         The RMB is not freely convertible into foreign currencies.

         From January 1, 1994 through July 2, 2005, a single rate of exchange was quoted daily by the People's Bank of China (the "Unified Exchange Rate"). Beginning July 23, 2005, the rate of exchange was revalued by 2.1% and the RMB is now to fluctuate according to the value of a group of currencies (the "managed float"). However, the unification or managed float of the exchange rates does not imply convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

15.      SUBSEQUENT EVENT

         On February 3, 2006, China Natural Resources, Inc. ("CNRI"), a British Virgin Islands company listed on the Nasdaq Capital Market in the United States, consummated the acquisition of all of the issued and outstanding capital stock of the Company. Under the terms of the agreement governing the acquisition, CNRI issued 9,980,593 of CNRI's common shares, representing 86.4% of CNRI's issued and outstanding common shares, as well as warrants to purchase an additional 4,500,000 of CNRI's common shares in exchange for the Company's one issued share.

                          CHINA NATURAL RESOURCES, INC.
            PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

         On February 3, 2006 ("the Acquisition Date"), China Natural Resources, Inc. ("CNRI"), a British Virgin Islands ("BVI") corporation, acquired all of the outstanding capital stock of Feishang Mining Holdings Limited ("FMH"), a BVI corporation. The transaction was structured as a reorganization of FMH with and into CNRI. The acquisition of FMH by CNRI has been accounted for as a reverse acquisition because on a post-merger basis, the former FMH shareholder holds 86.4% of the outstanding common shares of CNRI. As a result, FMH is deemed to be the acquirer for accounting purposes. As consideration for the acquisition, CNRI issued to the former FMH shareholder 9,980,593 restricted common shares and warrants (the "Warrants") to purchase an additional 4,500,000 common shares. In connection with the acquisition, CNRI converted 320,000 series B preferred shares into 320,000 common shares. The Warrants entitle the holder to purchase:
2,000,000 common shares of CNRI at an exercise price of $4.00 per share for a period of two years from the Acquisition Date; 1,500,000 common shares at an exercise price of $4.50 per share for a period of three years from the Acquisition Date; and 1,000,000 common shares at an exercise price of $5.00 per share for a period of four years from the Acquisition Date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical.

         The pro forma consolidated statements of operations for the year ended December 31, 2005 are based on the historical financial statements of CNRI and FMH. The acquisition of CNRI has been accounted for using the purchase method of accounting. The pro forma consolidated statements of operations for the year ended December 31, 2005 have been prepared assuming the transaction was completed on January 1, 2005. The pro forma consolidated balance sheet as of December 31, 2005 assumes the transaction was completed on December 31, 2005. The unaudited pro forma financial information is presented for informational purposes only. The pro forma balance sheet and statements of operations do not purport to represent what CNRI's actual financial position or results of operations would have been had the acquisition of FMH occurred as of such dates, or to project CNRI's financial position or results of operations for any period or date, nor does it give effect to any matters other than those described in the notes thereto. The unaudited pro forma financial information should be read in conjunction with CNRI's consolidated financial statements and notes thereto for the year ended December 31, 2005 included with CNRI's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 12, 2006, and the historical financial statements of FMH for the year ended December 31, 2005 which are included with this report on Form 6K.

         Certain assumptions, estimates and adjustments are preliminary and have been made solely for purposes of developing the pro forma information. The pro forma adjustments are based on preliminary estimates and certain assumptions that the Company believes are reasonable under the circumstances. The purchase price allocation is preliminary and subject to change.

          The functional currency of all the operations of the Company is the Renminbi ("RMB"), the national currency of the PRC. Transactions denominated in currencies other than the RMB are translated into RMBs at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into RMBs at the rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations. The financial statements are stated in RMB. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by the People's Bank of China on December 31, 2005 of US$1.00 = RMB8.07. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2005 or at any other date.

                          CHINA NATURAL RESOURCES, INC.
                PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                DECEMBER 31, 2005
                             (Amounts in thousands)

                                           China      Feishang
                                         Natural        Mining
                                      Resources,      Holdings     Pro Forma
                                            Inc.       Limited   Adjustments          Pro Forma   Pro Forma
                                             RMB           RMB           RMB                RMB         US$
                                      ----------    ----------   -----------         ----------  ----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                1,297        41,202                           42,499       5,266
  Trading securities                       4,257            --                            4,257         528
  Trade receivables                          617         4,622                            5,239         649
  Bills receivable                            --           450                              450          56
  Other receivables, deposits
    and prepayments                          123           422                              545          68
  Amount due from a related company           --        20,503                           20,503       2,540
  Inventories                                 --         3,788                            3,788         469
                                      ----------    ----------                       ----------  ----------
TOTAL CURRENT ASSETS                       6,294        70,987                           77,281       9,576
INVESTMENTS                               24,700            --                           24,700       3,061
GOODWILL                                     830            --        18,192   a,b       19,022       2,357
PPROPERTY AND EQUIPMENT, NET                 890        33,656                           34,546       4,281
                                      ----------    ----------                       ----------  ----------
TOTAL ASSETS                              32,714       104,643                          155,549      19,275
                                      ==========    ==========                       ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                           432           934                            1,366         169
  Other payables and accrued               2,825        20,200         (862)    c        22,163       2,746
     liabilities
  Advances from suppliers                     --         1,174                            1,174         145

  Current portion of capital lease           167            --                              167          21
  Amount due to related companies            122         6,476           862    c         7,460         925
  Amount due to a director                    --        23,644                           23,644       2,930
  Dividend payable                            --             5                                5           1
  Income taxes payable                        15         2,545                            2,560         317
                                      ----------    ----------                       ----------  ----------
TOTAL CURRENT LIABILITIES
                                           3,561        54,978                           58,539       7,254

Capital lease, net of current                 36            --                               36           4
portion
                                      ----------    ----------                       ----------  ----------

TOTAL LIABILITIES                          3,597        54,978                           58,575       7,258
                                      ----------    ----------                       ----------  ----------

SHAREHOLDERS' EQUITY
  Common shares                               13            --        19,268   a,b       19,281       2,389

  Additional paid-in capital             186,622            --     (186,622)   a,b           --          --
  Reserves                                28,028         3,912                           31,940       3,958
  (Accumulated     deficit)/retained   (185,833)        45,513       185,833    a        45,513       5,640
earnings
  Accumulated other comprehensive
   income                                    287           240         (287)    a           240          30
                                      ----------    ----------                       ----------  ----------
TOTAL SHAREHOLDERS' EQUITY                29,117        49,665                           96,974      12,017
                                      ----------    ----------                       ----------  ----------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                    32,714       104,643                          155,549      19,275
                                      ==========    ==========                       ==========  ==========

Notes to Unaudited Proforma Balance Sheet as of December 31, 2005 (amounts in thoursands):

(a) To eliminate CNRI's goodwill, equity accounts and accumulated deficit; to eliminate CNRI's accumulated other comprehensive income; to conform FMH's equity accounts to CNRI's capital structure.

(b)  To record the fair value of the goodwill of RMB19,022 (US$2,354).

(c) To reclassify certain CNRI payables owed to companies that are affiliated with FMH.

                          CHINA NATURAL RESOURCES, INC.
           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 2005
                             (Amounts in thousands)

                                               China        Feishang
                                             Natural          Mining
                                          Resources,         Holding   Pro Forma
                                                Inc.         Limited  Adjustments     Pro  Forma   Pro Forma
                                                RMB              RMB                         RMB         US$
                                          ---------        ---------                  ----------  ----------
NET SALES                                     3,890           98,962                     102,852      12,745

COST OF SALES                                (3,322)         (38,402)                    (41,724)     (5,170)
                                          ---------        ---------                  ----------  ----------
GROSS PROFIT                                    568           60,560                      61,128       7,575

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                   (14,265)          (9,172)       770   a      (22,667)     (2,809)
                                          ----------       ---------                  ----------  ----------
INCOME (LOSS) FROM OPERATIONS               (13,697)          51,388                      38,461       4,766

INTEREST INCOME                                   8            1,216                       1,224         152

INTEREST EXPENSE                                (13)              --                         (13)         (2)

OTHER INCOME(EXPENSE), NET                     (132)            (223)                       (355)        (44)
                                          ---------       ----------                   ---------   ---------
INCOME(LOSS) BEFORE INCOME
  TAXES                                     (13,834)          52,381                      39,317       4,872

INCOME TAXES                                    (30)          (8,335)                     (8,365)     (1,037)
                                          ---------       ----------                   ---------   ---------
NET INCOME(LOSS)                            (13,864)          44,046                      30,952       3,835
                                          =========       ==========                   =========   =========








WEIGHTED AVERAGE SHARES
  OUTSTANDING
-        BASIC                            1,247,823               --  10,300,593  b   11,548,416  11,548,416
-        DILUTED                          1,247,823               --  10,430,036 b,c  11,677,859  11,677,859

BASIC INCOME/(LOSS) PER SHARE
-        BASIC                               (11.11)                                        2.68        0.33
-        DILUTED                             (11.11)                                        2.65        0.33

Notes to Unaudited Proforma Statement of Operations for the Year Ended December 31, 2005:

(a) To reverse a goodwill impairment charge recorded by CNRI. This goodwill does not carryforward to the merged entity.

(b) To record the issuance of 9,980,593 shares of CNRI and the conversion of 320,000 preferred shares into 320,000 common shares.

(c) To record the weighted average impact of the 4,500,000 warrants issued by CNRI using the treasury stock method.